

December 3, 2014

Via E-mail
Mr. Jamie L. Buskill
Senior Vice President, Chief Financial and
    Administrative Officer and Treasurer
Boardwalk Pipeline Partners, LP
9 Greenway Plaza
Suite 2800
Houston, Texas 77046

  Re: Boardwalk Pipeline Partners, LP
    Form 10-K for the Year Ended December 31, 2013
    Filed February 24, 2014
    Form 10-Q for the Period Ended September 30, 2013
    Filed October 29, 2013
    File No. 1-32665

Dear Mr. Buskill:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Jennifer Thompson

          Jennifer Thompson
          Accounting Branch Chief